Biopure Corporation

11 Hurley Street

Cambridge, MA 02141

August 21, 2008

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: John L. Krug

Re:	Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-152613) of Biopure Corporation

Ladies and Gentlemen:

In connection with the above-referenced filing, Biopure Corporation (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings, (ii) the action of the Commission or the staff pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings, and (iii) the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests effectiveness at 4:45 PM EST on August 21, 2008, or as soon thereafter as practicable.

Please call Jane Kober at (617) 234-6511 or Robert Prentiss at (617) 234-6586 as soon as the above-referenced filing has become effective.

Very truly yours,

BIOPURE CORPORATION

By:	/s/ Jane Kober
	Name:	Jane Kober
	Title:	Senior Vice President